SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 3, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Report on Form 6-K contains a press release dated April 3, 2009, announcing the Company’s application to voluntary delist from the New York Stock Exchange.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: April 3, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Michael von Eickstedt
Michael von Eickstedt
General Counsel and Corporate Vice President

News Release / Presseinformation
Infineon voluntary delists from New York Stock Exchange
Neubiberg, Germany — April 03, 2009 — Infineon Technologies AG today announced that it has applied to voluntarily delist its American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”). The Company expects that the delisting will take effect on April 24, 2009, and that as of that date, the ADSs will no longer be traded on the NYSE. Infineon intends to file for deregistration and termination of its reporting obligations under the Securities Exchange Act of 1934 (the “Exchange Act”) as soon as possible following the first anniversary of the delisting.
The Frankfurt Stock Exchange represents Infineon’s principal trading market, with trading on the NYSE accounting for a relatively low percentage of trading of its ADSs and ordinary shares on a worldwide basis. Infineon has therefore weighed the benefits of listing on the NYSE against the associated costs and reached the decision that continuing the listing of the ADSs is no longer commercially justifiable.
Infineon will maintain its ADS facility as a “Level I” program and pursue a listing of its ADSs on the over-the-counter market OTCQX. Infineon’s ordinary shares will continue to be traded on the Frankfurt Stock Exchange, and the Company will continue to comply with the rigorous German disclosure and transparency requirements. Infineon will continue to publish its financial reports, press releases and other information in English for investors on its website.
After delisting and until deregistration is effective, Infineon will comply with its reporting obligations under the Exchange Act. After deregistration, Infineon will continue to maintain the level of disclosure expected by the international financial markets.

About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2008 fiscal year (ending September), the company reported sales of Euro 4.3 billion with approximately 29,100 employees worldwide. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/

For the Finance and Business Press: INFXX200904.048e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com